File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application for an Order to Amend a Prior Order UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

PROSPECT CAPITAL CORPORATION, PRIORITY INCOME FUND, INC., PROSPECT SUSTAINABLE INCOME FUND, INC., PROSPECT CAPITAL FUNDING LLC, NATIONAL PROPERTY REIT CORP., PROSPECT CAPITAL MANAGEMENT L.P., PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC, PROSPECT YIELD CORPORATION, LLC

10 East 40th Street, 42nd Floor
New York, NY 10016

All Communications, Notices and Orders to:

Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, NY 10016
Attention: Russell Wininger
(646) 536-3992

Copies to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

(202) 383-0100

April 29, 2022

I. INTRODUCTION

A. Summary of Requested Relief

In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Prospect Capital Corporation, et. al (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B. Applicants Seeking Relief

●	Regulated Funds

○	Prospect Capital Corporation (“PSEC”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to PSEC is PCM (as defined below).

○	Priority Income Fund, Inc. (“PRIS”), a Maryland corporation that has registered as an investment company under the 1940 Act. The investment adviser to PRIS is PRISM (as defined below).

○	Prospect Sustainable Income Fund, Inc. (“PSIF”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to PSIF is PCM (as defined below).

○	Prospect Yield Corporation, LLC (“PYLD” and together with PSEC, PRIS and PSIF, the “Existing Regulated Funds”), a Maryland corporation that has registered as an investment company under the 1940 Act. The investment adviser to PYLD is PCM.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Certain of the Applicants previously submitted an application with the Commission (File No. 812-14977), as amended and restated and filed with the Commission on November 16, 2018, May 31, 2019, August 26, 2019, and December 2, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33716 dated December 16, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33745 dated January 13, 2020. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

●	Advisers

○	Prospect Capital Management L.P. (“PCM”), a Delaware limited partnership that serves as the investment adviser for PSEC, PSIF and PYLD, on behalf of itself and its successors.[3] PCM is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

○	Priority Senior Secured Income Management, LLC (“PRISM” and together with PCM, the “Existing Advisers”), a Delaware limited liability company that serves as the investment adviser for PRIS, on behalf of itself and its successors. PRISM is an investment adviser registered under the Advisers Act. All of the Existing Advisers are under common control.

●	Prospect Capital Funding LLC and National Property REIT Corp., (the “Existing Wholly-Owned Subsidiaries” and collectively with the Existing Regulated Funds and the Existing Advisers, the “Applicants”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined in the Prior Order) of the Existing Regulated Funds. The Existing Wholly-Owned Subsidiaries are subsidiaries of PSEC.

All Applicants are eligible to rely on the Prior Order.

II. Applicants’ Proposal

A.	Requested Amendment

Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B.	Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief does not apply to Regulated Funds, there is no risk of a Regulated Fund being used to prop up an affiliate’s investment.

[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

C.	Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.4

III. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.

IV. REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.5

V. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Russell Wininger
Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, NY 10016
Telphone: (646) 536-3992
rwininger@prospectcap.com

[4]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) (the “Temporary Relief”).
[5]	Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1-B.4.

B. Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 29th day of April, 2022.

Prospect Capital Corporation

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Executive Officer

Priority Income Fund, Inc.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Executive Officer

Prospect Sustainable Income Fund, Inc.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Executive Officer

Prospect Yield Corporation, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Chief Operating Officer

Prospect Capital Management, L.P.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Authorized Person

Priority Senior Secured Income Management, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Executive Officer

Existing Wholly-Owned Subsidiaries of Prospect Capital Corporation:

Propsect Capital Funding LLC
National Property REIT Corp.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Authorized Signatory

 Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of April 29, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Prospect Capital Corporation

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Executive Officer

Priority Income Fund, Inc.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Executive Officer

Prospect Sustainable Income Fund, Inc.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Executive Officer

Prospect Yield Corporation, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Chief Operating Officer

Prospect Capital Management, L.P.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Authorized Person

Priority Senior Secured Income Management, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Executive Officer

Existing Wholly-Owned Subsidiaries of Prospect Capital Corporation:

Propsect Capital Funding LLC
National Property REIT Corp.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Authorized Signatory

Exhibit B.1

RESOLUTIONS OF THE BOARD OF DIRECTORS

PROSPECT CAPITAL CORPORATION

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Prospect Capital Corporation (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.2

RESOLUTIONS OF THE BOARD OF DIRECTORS

PRIORITY INCOME FUND, INC.

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Priority Income Fund, Inc. (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.3

RESOLUTIONS OF THE BOARD OF DIRECTORS

PROSPECT SUISTAINABLE INCOME FUND, INC.

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Prospect Sustainable Income Fund, Inc. (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.4

RESOLUTIONS OF THE BOARD OF DIRECTORS

PROSPECT YIELD CORPORATION, LLC

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Prospect Yield Corporation, LLC (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.